As filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-121561

PROSPECTUS SUPPLEMENT NO. 3
DATED SEPTEMBER 15, 2005

Charter Communications, Inc.

This document supplements the prospectus, dated July 19, 2005, Prospectus Supplement No. 1, dated August 9, 2005 and Prospectus Supplment No. 2, dated August 30, 2005 (collectively, the "Prospectus"), relating to the resale by certain holders of up to $862,500,000 aggregate principal amount of Charter Communications, Inc.’s 5.875% convertible senior notes due 2009 (the "Notes") and shares of common stock issuable upon conversion thereof.

This Prospectus Supplement relates to the resale by the holders of the Notes.

The Prospectus is hereby amended by the information contained in the attached Current Reports on Form 8-K filed on September 9, 2005 and September 15, 2005. In addition, the information appearing in the Selling Securityholder table included in this Prospectus Supplement, as of the date hereof, supersedes the information in the table appearing under the heading "Selling Securityholders" in the Prospectus.

If the information in this Prospectus Supplement is inconsistent with any information contained in the Prospectus or in the reports, proxy statements or other documents previously filed with the Securities and Exchange Commission (collectively, the "SEC Reports") incorporated by reference in the Prospectus or delivered in connection therewith, the Prospectus and/or any SEC Report, as applicable, shall be deemed superseded by this Supplement.

In all other ways, the Prospectus shall remain unchanged.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 2, 2005

Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927	43-1857213
(Commission File Number)	(I.R.S. Employer Identification Number)

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

Charter Communications, Inc. ("Charter") has entered into employment agreements with Paul E. Martin, Senior Vice President, Interim Chief Financial Officer, Principal Accounting Officer and Corporate Controller ("Martin"), as of September 2, 2005; and Wayne H. Davis, Executive Vice President and Chief Technical Officer ("Davis"), as of September 7, 2005. These agreements, which are substantially similar, set forth the terms under which Martin and Davis will serve as executives of Charter. The term of these agreements is two years from the date of the respective agreement.

The agreements provide that Martin and Davis (collectively "Executives") shall be employed in an executive capacity to perform such duties as are assigned or delegated by the President and Chief Executive Officer or the designee thereof. They shall be eligible to participate in Charter's Long-Term Incentive Plan, Stock Option Plan and to receive such employee benefits as are available to other senior executives. In the event that the Executives are terminated by Charter without "cause" or for "good reason termination," as those terms are defined in the employment agreements, the terminated Executive will receive his salary for the remainder of the term of the agreement or twelve months' salary, whichever is greater; a pro rata bonus for the year of termination; twelve months of COBRA payments; and the vesting of options and restricted stock for as long as severance payments are made. The employment agreements contain one-year, non-compete provisions (or until the end of the term of the agreement, if longer) in a Competitive Business, as such term is defined in the agreements, and two-year non-solicitation clauses.

The respective agreements provide that Martin's salary shall be $240,625 and Davis' salary $450,000. Martin's salary is in addition to the salary and bonus amounts set forth in the Letter Agreement dated April 15, 2005, and previously filed as an exhibit to Charter's current report on Form 8-K filed on April 19, 2005.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

The following exhibits are filed pursuant to Item 1.01:

Exhibit Number	Description

99.1	Employment Agreement of Paul E. Martin dated as of September 2, 2005. (Exhibit 99.1 not included in this Prospectus Supplement).
99.2	Employment Agreement of Wayne H. Davis dated as of September 7, 2005. (Exhibit 99.2 not included in this Prospectus Supplement).

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 9, 2005

Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927	43-1857213
(Commission File Number)	(I.R.S. Employer Identification Number)

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On September 12, 2005, Charter Communications, Inc. ("Charter") announced the results to date of the exchange offers by Charter Communications Holdings, LLC ("Charter Holdings"), CCH I, LLC ("CCH I") and CCH I Holdings, LLC ("CIH") for any and all of certain outstanding debt securities of Charter Holdings in a private placement for new debt securities of CCH I and CIH. CCH I, CIH and Charter Holdings are indirect, wholly-owned subsidiaries of Charter.

A press release announcing the results of the number of securities tendered by the early termination date, September 9, 2005,  is attached hereto as Exhibit 99.1.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

The following exhibit is filed pursuant to Item 8.01:

Exhibit Number	Description

99.1	Press release dated September 12, 2005. (Attached hereto)

Exhibit 99.1

NEWS

FOR RELEASE: 5:00 AM CT, Monday, September 12, 2005

CHARTER COMMUNICATIONS ANNOUNCES
INTERIM RESULTS OF PRIVATE DEBT EXCHANGE OFFERS

ST. LOUIS, MO - Charter Communications, Inc. (Nasdaq: CHTR) announced the results to date of the offers by its subsidiaries, CCH I, LLC (“CCH I”) and CCH I Holdings, LLC (“CIH”), to exchange any and all of the approximately $8.43 billion aggregate principal amount of outstanding debt securities (the “Old Notes”) of Charter Communications Holdings, LLC in a private placement for new debt securities.

As of 5:00 p.m., Eastern Time (“ET”), on Friday, September 9, 2005 (the “early participation date”), approximately $6.83 billion in total principal amount of Old Notes (approximately 81%) had been validly tendered, consisting of approximately $3.39 billion aggregate principal amount of Old Notes that mature in 2009 and 2010 (the “Old 2009-2010 Notes”) and approximately $3.44 billion aggregate principal amount of Old Notes that mature in 2011 and 2012 (the “Old 2011-2012 Notes”).

Based upon the tenders to date and subject to consummation of the offers, approximately $3.53 billion principal amount of new 11.00% Senior Secured Notes due 2015 of CCH I (the “CCH I Notes”) and approximately $2.50 billion in aggregate principal amount of various series of Senior Accreting Notes due 2014 and 2015 of CIH (the “CIH Notes”) would be issued and approximately $777 million aggregate principal amount of Old 2009-2010 Notes and approximately $914 million aggregate principal amount of Old 2011-2012 Notes would remain outstanding.

The table below shows the principal amount of each series of Old 2009-2010 Notes tendered by the early participation date, the principal amount of new CCH I Notes that would be issued in the offer by series and the principal amount of Old 2009-2010 Notes that would remain outstanding by series subsequent to settlement, based upon the tenders to date and subject to consummation of the offers.

CUSIP	Principal Amount Outstanding	Title of the Old 2009-2010 Notes	Principal Amount Tendered	Principal Amount of New CCH I Notes to be Issued	Principal Amount of Old Notes to Remain Outstanding
16117PAE0	$1,244,067,000	8.625% Senior Notes due 2009	$951,151,000	$789,455,000	$292,916,000
16117PAK6	640,437,000	10.00% Senior Notes due 2009	486,209,000	417,532,000	154,228,000
16117PAT7	874,000,000	10.75% Senior Notes due 2009	743,152,000	640,040,000	130,848,000
16117PAZ3	639,567,000	9.625% Senior Notes due 2009	531,927,000	440,834,000	107,640,000
16117PAL4	318,195,000	10.25% Senior Notes due 2010	269,360,000	223,232,000	48,835,000
16117PAM2	449,500,000	11.75% Senior Discount Notes due 2010	406,821,000	351,392,000	42,679,000
Total	$4,165,766,000		$3,388,620,000	$2,862,485,000	$777,146,000

The table below shows the principal amount of each series of Old 2011-2012 Notes tendered by the early participation date, the principal amount of new CCH I Notes that would be issued in the offer by series, the principal amount of new CIH Notes that would be issued in the offer by series and the principal amount of Old 2011-2012 Notes that would remain outstanding by series subsequent to settlement, based upon the tenders to date and subject to consummation of the offers.

CUSIP	Principal Amount Outstanding	Title of the Old 2011-2012 Notes	Principal Amount Tendered	Principal Amount of New CCH I Notes to be Issued	Principal Amount of New CIH Notes to be Issued	Principal Amount of Old Notes to Remain Outstanding
16117PAV2	$500,000,000	11.125% Senior Notes due 2011	$311,907,000	$106,511,000	$149,775,000	$216,877,000
16117PAF7	1,108,180,000	9.920% Senior Discount Notes due 2011	939,659,000	346,565,000	467,282,000	197,295,000
16117PBB5	709,630,000	10.00% Senior Notes due 2011	563,671,000	209,439,000	288,232,000	153,315,000
16117PBD1	939,306,000	11.75% Senior Discount Notes due 2011	819,149,000	-	803,002,000	136,304,000
16117PAW0	675,000,000	13.50% Senior Discount Notes due 2011	588,921,000	-	580,671,000	94,329,000
16117PBH2	329,720,000	12.125% Senior Discount Notes due 2012	218,228,000	-	214,108,000	115,612,000
Total	$4,261,836,000		$3,441,535,000	$662,515,000	$2,503,070,000	$913,732,000

Based upon the tenders to date and subject to consummation of the offers, the Old 2011-2012 Notes tendered for CCH I Notes would be pro rated (in accordance with the terms of the offers) as follows:

•	Approximately 51% of the 11.125% Senior Notes due 2011, 9.92% Senior Discount Notes due 2011 and 10.00% Senior Notes due 2011 tendered for CCH I Notes would be exchanged for CCH I Notes;
•	None of the 11.75% Senior Discount Notes due 2011, 13.50% Senior Discount Notes due 2011 and 12.125% Senior Discount Notes due 2012 tendered for CCH I Notes would be exchanged for CCH I Notes; and,
•	Approximately $93 million principal amount of Old 2011-2012 Notes tendered for the CCH I Note option (with an election to have the Old Notes returned in the event of proration) would be returned.

Final proration of tenders of the Old 2011-2012 Notes for CCH I Notes would be determined based on the total amount of Old Notes tendered prior to the expiration of the offers and, accordingly, the foregoing interim results are subject to change.

These offers are scheduled to expire at 12:00 midnight ET, on September 26, 2005 (the “expiration date”). Old Notes tendered after 5:00 p.m. ET, on September 9, 2005 will not receive the early participation payment. Old Notes tendered pursuant to the offers may no longer be withdrawn. The settlement date of the offers is expected to be on or about September 28, 2005.

The offers are being made only to qualified institutional buyers and institutional accredited investors inside the United States and to certain non-U.S. investors located outside the United States.

The complete terms and conditions of the exchange offers are set forth in the informational documents relating to the offers. The consummation of the exchange offers is subject to significant conditions that are described in the informational documents.

Documents relating to the offers will only be distributed to holders who complete and return a letter of eligibility confirming that they are within the category of eligible investors for this private offer. Holders who desire a copy of the eligibility letter may contact Global Bondholder Service Corporation, the information agent for the offers, at (866) 470-3800 (U.S. Toll-free) or (212) 430-3774 (Collect).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

###

About Charter Communications

Charter Communications, Inc., a broadband communications company, provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform via Charter Digital™, Charter High-Speed™ Internet service and Charter Telephone™. Charter Business™ provides scalable, tailored and cost-effective broadband communications solutions to organizations of all sizes through business-to-business Internet, data networking, video and music services. Advertising sales and production services are sold under the Charter Media® brand. More information about Charter can be found at www.charter.com .

###
Contact:

Press:       Analysts:
David Andersen                                                  Mary Jo Moehle
(314) 543-2213     (314) 543-2397

Cautionary Statement Regarding Forward-Looking Statements:

This release includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this release may be identified by the use of forward-looking words such as “believe,”“expect,”“anticipate,”“should,”“planned,”“will,”“may,”“intend,”“estimated” and “potential,” among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this release are set forth in reports or documents that we file from time to time with the SEC, and include, but are not limited to:

•
the availability of funds to meet interest payment obligations under our debt and to fund our operations and necessary capital expenditures, either through cash flows from operating activities, further borrowings or other sources;

•
our ability to sustain and grow revenues and cash flows from operating activities by offering video, high-speed Internet, telephone and other services and to maintain a stable customer base, particularly in the face of increasingly aggressive competition from other service providers;

•
our ability to comply with all covenants in our indentures and credit facilities, any violation of which would result in a violation of the applicable facility or indenture and could trigger a default of other obligations under cross-default provisions;

•	our ability to repay or refinance debt as it becomes due;
•	our ability to obtain programming at reasonable prices or to pass cost increases on to our customers;
•	general business conditions, economic uncertainty or slowdown; and
•	the effects of governmental regulation, including but not limited to local franchise taxing authorities, on our business.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no duty or obligation to update any of the forward-looking statements after the date of this release.

The information appearing in the table below, as of the date hereof, supersedes the information in the table appearing under the heading "Selling Securityholders" in the Prospectus:

			Shares of Class A
	Convertible Senior Notes		Common Stock

			Shares of
			Class A
		Principal	Common
	Amount of	Amount of	Stock
	Notes Owned	Notes That	Owned	Shares That
Selling Securityholder	Before Offering	May Be Sold	Before Offering	May Be Sold

ADAR Investment Fund LTD	$22,145,000	$22,145,000	9,150,825	9,150,825
AG Offshore Convertibles, Ltd.	$30,500,000	$30,500,000	12,603,304	12,603,304
AHFP Context	$300,000	$300,000	123,966	123,966
Akanthos Arbitrage Master Fund, LP	$16,000,000	$16,000,000	6,611,569	6,611,569
Argent Classic Convertible Arbitrage Fund L.P.	$2,590,000	$2,590,000	1,070,247	1,070,247
Argent Classic Convertible Arbitrage Fund II, L.P.	$350,000	$350,000	144,625	144,628
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$7,670,000	$7,670,000	3,169,421	3,169,421
Argent Opportunities Fund LLC	$150,000	$150,000	61,983	61,983
Banc of America Securities LLC	$350,000	$350,000	144,628	144,628
Basso Fund Ltd.	$2,392,000	$2,392,000	988,429	988,429
Basso Holdings Ltd.	$5,290,000	$5,290,000	2,185,950	2,185,950
Basso Multi-Strategy Holding Fund Ltd.	$11,290,000	$11,290,000	4,665,288	4,665,288
BBT Fund, L.P.	$3,000,000	$3,000,000	1,239,669	1,239,669
Bear, Stearns & Co., Inc.	$1,000,000	$1,000,000	413,223	413,223
CC Convertible Arbitrage, Ltd.	$4,950,000	$4,950,000	2,045,454	2,045,454
Citadel Equity Fund Ltd.	$10,000,000	$10,000,000	4,132,231	4,132,231
Citigroup Global Markets, Inc.(1)	$23,751,000	$23,751,000	9,814,461	9,814,461
Citigroup Global Markets Ltd.(1)	$141,387,000	$141,387,000	58,424,374	58,424,374
CNH CA Master Account, L.P.	$1,500,000	$1,500,000	619,834	619,834
Concentrated Alpha Partners, L.P.	$1,050,000	$1,050,000	433,884	433,884
Context Convertible Arbitrage Fund, LP	$1,725,000	$1,725,000	712,809	712,809
Context Convertible Arbitrage Offshore, Ltd.	$5,400,000	$5,400,000	2,231,404	2,231,404
Corporate High Yield III, Inc.	$945,000	$945,000	390,495	390,495
Corporate High Yield V, Inc.	$1,555,000	$1,555,000	642,561	642,561
Corporate High Yield VI, Inc.	$1,625,000	$1,625,000	671,487	671,487
Corporate High Yield Fund, Inc.	$875,000	$875,000	361,570	361,570
Credit Suisse First Boston Europe LTD	$25,000,000	$25,000,000	10,330,577	10,330,577
Credit Suisse First Boston LLC	$3,000,000	$3,000,000	1,239,669	1,239,669
DBAG London	$13,600,000	$13,600,000	5,619,834	5,619,834
Deephaven Domestic Convertible Trading Ltd.	$4,650,000	$4,650,000	1,921,487	1,921,487
Delaware Delchester Fund	$1,080,000	$1,080,000	446,280	446,280
Delaware Diversified Income Fund	$415,000	$415,000	171,487	171,487
Delaware Dividend Income Fund	$500,000	$500,000	206,611	206,611
Delaware Group Equity Funds I-Delaware Balanced Fund Series	$10,000	$10,000	4,132	4,132
Delaware High-Yield Opportunities Fund	$290,000	$290,000	119,834	119,834
Delaware VIP Diversified Income Series	$45,000	$45,000	18,595	18,595
Delaware VIP High Yield Series	$655,000	$655,000	270,661	270,661
Deutsche Bank Securities Inc.	$4,584,000	$4,584,000	1,894,214	1,894,214
Dividend & Income Fund	$165,000	$165,000	68,181	68,181
DKR Saturn Multi-Strategy Holding Fund Ltd.	$2,000,000	$2,000,000	826,446	826,446
Edge Investment Master Fund, LTD	$3,500	$3,500	1,446	1,446
Eton Park Fund, L.P.	$1,872,000	$1,872,000	773,553	773,553
Eton Park Master Fund, Ltd.	$2,928,000	$2,928,000	1,209,917	1,209,917
Fidelity Advisor Series II: Fidelity Advisor High Income Advantage Fund (2)	$22,580,000	$22,580,000	9,330,578	9,330,578
Fidelity Financial Trust: Fidelity Convertible Securities Fund (2)	$11,300,000	$11,300,000	4,669,421	4,669,421
Fidelity Financial Trust: Fidelity Strategic Dividend & Income Fund (2)	$700,000	$700,000	289,256	289,256
Fidelity Management Trust Company on behalf of funds and accounts managed by it (3)	$7,420,000	$7,420,000	3,066,115	3,066,115
Finch Tactical Plus Class B	$200,000	$200,000	82,644	82,644
Fore Convertible Master Fund, Ltd.	$1,500,000	$1,500,000	619,834	619,834
Fore ERISA Fund, Ltd.	$179,000	$179,000	73,966	73,966
Fore Multi Strategy Master Fund, Ltd.	$350,000	$350,000	144,628	144,628
Fore Opportunity Fund, LP	$69,000	$69,000	28,512	28,512
Fore Opportunity Offshore Fund, Ltd	$231,000	$231,000	95,454	95,454
Geode U.S. Convertible Arbitrage Fund, aggregated account of Geode Capital Master Fund Ltd.	$3,000,000	$3,000,000	1,239,669	1,239,669
Global Dividend & Income Fund	$40,000	$40,000	16,528	16,528
Goldman Sachs & Co.	$47,313,000	$47,313,000	19,550,824	19,550,824
Grace Brothers, Ltd.	$1,500,000	$1,500,000	619,834	619,834
Guggenheim Portfolio Company VIII (Cayman), Ltd.	$1,138,000	$1,138,000	470,247	470,247
HFR RVA Combined Master Trust	$125,000	$125,000	51,652	51,652
Highbridge International LLC	$36,520,000	$36,520,000	15,090,907	15,090,907
Kamunting Street Master Fund, LTD	$22,500,000	$22,500,000	9,297,519	9,297,519
KBC Financial Products USA Inc.	$4,885,000	$4,885,000	2,018,594	2,018,594
KDC Convertible Arbfund L.P.	$2,000,000	$2,000,000	826,446	826,446
Laurel Ridge Capital, LP	$5,000,000	$5,000,000	2,066,115	2,066,115
LDG Limited	$322,000	$322,000	133,057	133,057
Lincoln National Life Insurance Company Separate Account 20	$590,000	$590,000	243,801	243,801
Lyxor/ Context Fund Ltd.	$1,075,000	$1,075,000	444,214	444,214
Man Mac I, Limited	$3,391,000	$3,391,000	1,401,239	1,401,239
Marathon Global Convertible Master Fund Ltd.	$1,500,000	$1,500,000	619,834	619,834
Merced Partners Limited Partnership	$2,500,000	$2,500,000	1,033,057	1,033,057
Merrill Lynch Bond High Income Fund	$9,000,000	$9,000,000	3,719,007	3,719,007
Merrill Lynch Global Investment Series: Income Strategies Fund	$5,000,000	$5,000,000	2,066,115	2,066,115
MLIF US High Yield Fund, Inc.	$500,000	$500,000	206,611	206,611
ML Master US High Yield Fund, Inc.	$2,200,000	$2,200,000	909,090	909,090
Mohican VCA Master Fund, Ltd.	$500,000	$500,000	206,611	206,611
Morgan Stanley Convertible Securities Trust	$800,000	$800,000	330,578	330,578
MSS Convertible Arbitrage 1 c/o TQA Investors, LLC	$31,000	$31,000	12,809	12,809
National Bank of Canada	$700,000	$700,000	289,256	289,256
Oppenheimer Convertible Securities Fund	$1,000,000	$1,000,000	413,223	413,223
Optimum Fixed Income Fund	$65,000	$65,000	26,859	26,859
PIMCO Convertible Fund	$275,000	$275,000	113,636	113,636
President and Fellows of Harvard College	$350,000	$350,000	144,628	144,628
PSEG Master Employee Benefit Plan Trust	$200,000	$200,000	82,644	82,644
Putnam Convertible Income-Growth Trust	$8,425,000	$8,425,000	3,481,404	3,481,404
Putnam High Income Bond Fund	$2,075,000	$2,075,000	857,437	857,437
Quattro Fund Ltd.	$1,250,000	$1,250,000	516,528	516,528
Raytheon Savings & Investment Plan Trust	$150,000	$150,000	61,983	61,983
Regiment Capital, Ltd.	$650,000	$650,000	268,595	268,595
Ritchie Capital Structure Arbitrage Trading, Ltd.	$12,000,000	$12,000,000	4,958,677	4,958,677
Royal Bank of Canada (Norshield)	$100,000	$100,000	41,322	41,322
Royal Bank of Ontario	$2,000,000	$2,000,000	826,446	826,446
Salomon Brothers Asset Management, Inc.	$9,350,000	$9,350,000	3,863,635	3,863,635
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd.	$357,000	$357,000	147,520	147,520
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund	$65,000	$65,000	26,859	26,859
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio	$1,692,000	$1,692,000	699,173	699,173
Saranac Capital Management L.P. on behalf of Saranac Erisa Arbitrage LTD	$698,000	$698,000	288,429	288,429
Saranac Capital Management L.P. on behalf of Saranac Erisa Arbitrage LP	$48,000	$48,000	19,834	19,834
Saranac Capital Management L.P. on behalf of Saranac Arbitrage LTD	$40,000	$40,000	16,528	16,528
Satellite Asset Management, L.P.	$12,300,000	$12,300,000	5,082,644	5,082,644
Severn River Master Fund, Ltd.	$8,000,000	$8,000,000	3,305,784	3,305,784
Sphinx Convertible Arbitrage Fund SPC	$350,000	$350,000	144,628	144,628
Sphinx Fund c/o TQA Investors, LLC	$496,000	$496,000	204,958	204,958
SRI Fund, L.P.	$180,000	$180,000	74,380	74,380
St. Albans Partners Ltd.	$1,000,000	$1,000,000	413,223	413,223
Sturgeon Limited	$71,000	$71,000	29,338	29,338
Susquehanna Capital Group	$6,980,000	$6,980,000	2,884,297	2,884,297
SuttonBrook Capital Portfolio LP	$12,500,000	$12,500,000	5,165,288	5,165,288
Tamarack International, Ltd.	$2,500,000	$2,500,000	1,033,057	1,033,057
Tempo Master Fund, LP	$2,000,000	$2,000,000	826,446	826,446
Tenor Opportunity Master Fund Ltd.	$4,200,000	$4,200,000	1,735,537	1,735,537
The High-Yield Bond Portfolio	$15,000	$15,000	6,198	6,198
TQA Master Fund, Ltd.	$2,836,000	$2,836,000	1,171,900	1,171,900
TQA Master Plus Fund, Ltd.	$4,551,000	$4,551,000	1,880,578	1,880,578
Tribeca Global Convertible Investments LTD	$12,000,000	$12,000,000	4,958,677	4,958,677
UBS AG London Branch	$45,500,000	$45,500,000	18,801,651	18,801,651
UBS AG London F/ B/ O HFS	$5,000,000	$5,000,000	2,066,115	2,066,115
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	$6,000,000	$6,000,000	2,479,338	2,479,338
Univest Convertible Arbitrage Fund II Ltd. (Norshield)	$100,000	$100,000	41,322	41,322
Van Kampen Harbor Fund	$1,200,000	$1,200,000	495,867	495,867
Whitebox Convertible Arbitrage Partners, L.P.	$3,000,000	$3,000,000	1,239,669	1,239,669
Whitebox Hedged High Yield Partners, L.P.	$1,000,000	$1,000,000	413,223	413,223
White River Securities LLC	$1,000,000	$1,000,000	413,223	413,223
Wolverine Convertible Arbitrage Fund Limited	$250,000	$250,000	103,305	103,305
World Income Fund, Inc.	$800,000	$800,000	330,578	330,578
Yield Strategies Fund I, L.P.	$500,000	$500,000	206,611	206,611
Yield Strategies Fund II, L.P.	$500,000	$500,000	206,611	206,611
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC	$696,000	$696,000	287,603	287,603

(1)    These entities and/or their affiliates have provided, and may from time to time provide, investment banking services to Charter Communications, Inc. and its subsidiaries, including, among other things, acting as lead and/or co-manager with respect to offerings of debt and equity securities.

(2)    The entity is a registered investment fund (the "Fund") advised by Fidelity Management & Research Company ("FMR Co."), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 14,961,471 shares (not including the shares into which the notes are convertible) of the Common Stock outstanding of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the Securities owned by the Fund.

Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.

The Fund is an affiliate of a broker-dealer. The Fund purchased the Securities in the ordinary course of business and, at the time of the purchase of the Securities to be resold, the Fund did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes or conversion shares.

(3)    Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMTC is the beneficial owner of 0 shares (not including the shares into which the notes are convertible) of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 0 shares and sole power to vote or to direct the voting of 0 shares of Common Stock owned by the institutional account(s) as reported above.

If, after the date of this prospectus, a secuityholder notifies us pursuant to the registration rights agreement of its intent to dispose of convertible senior notes pursuant to the regisration statement, we may supplement this prospectus to include that information.